UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ SPECIAL FINANCIAL REPORT PURSUANT TO RULE 15d-2 OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

or

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 001-38249

COURTSIDE GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	35-2503373
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

335 N. Maple Drive Suite 127 Beverly Hills, California	90210
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (310) 858-0888

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐  No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the closing price as of the last business day of the registrant’s most recently completed second fiscal quarter ended June 30, 2022, was approximately $0  million, as all of the registrant’s issued and outstanding shares of common stock were owned by its parent, LiveOne. For the sole purpose of making this calculation, the term “non-affiliate” has been interpreted to exclude directors, executive officers, affiliated holders of 10% or more of the registrant’s common stock and their affiliates.

As of June 26, 2023, the registrant had 20,000,000 shares of common stock outstanding.

1

EXPLANATORY NOTE

On May 15, 2023, the United States Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form S-1, as amended (the “Registration Statement”), of Courtside Group, Inc (the “Company”). A detailed description of such offering is included in the Registration Statement.

Rule 15d-2 under the Securities Exchange Act of 1934, as amended (“Rule 15d-2”), provides generally that if a company’s registration statement filed under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which such registration statement becomes effective (or for the life of the company if less than a full fiscal year), then the company must, within 90 days after the effective date of such registration statement, file a special financial report furnishing certified financial statements for the last full fiscal year or other period, as the case may be, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Registration Statement did not contain the certified financial statements of the Company for the fiscal year ended March 31, 2023; therefore, as required by Rule 15d-2, the Company is hereby filing its certified financial statements for the fiscal year ended March 31, 2023 with the SEC under cover of the facing page of an Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

Courtside Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Courtside Group, Inc. (a subsidiary of LiveOne, Inc.) (the “Company”) as of March 31, 2023 and 2022, the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years then ended, and the related notes to the consolidated financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, negative cash flows from operating activities and has a net capital deficiency These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Macias Gini & O’Connell LLP

We have served as the Company's auditor since 2022.

Los Angeles, CA

June 29, 2023

PCAOB ID No. 324

COURTSIDE GROUP, INC.

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	March 31,	March 31,
	2023	2022
Assets
Current Assets
Cash and cash equivalents	$3,562	$1,103
Accounts receivable, net	6,876	7,995
Prepaid expense and other current assets	1,006	543
Total Current Assets	11,444	9,641
Property and equipment, net	242	247
Goodwill	12,041	12,041
Intangible Assets, net	732	831
Related party receivable	3,768	1,167
Total Assets	$28,227	$23,927

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$6,898	$6,998
Bridge loan, net	7,155	-
Derivative liabilities	4,767	-
Related party payable	2,288	3,844
Total Liabilities	21,108	10,842

Commitments and Contingencies

Stockholders’ Equity
Common stock, $0.00001 par value; 200,000,000 shares authorized; 20,000,000 and 147,984,230 shares issued and outstanding, respectively	-	-
Additional paid in capital	19,785	18,784
Accumulated deficit	(12,666)	(5,699)
Total stockholders’ equity	7,119	13,085
Total Liabilities and Stockholders’ Equity	$28,227	$23,927

The accompanying notes are an integral part of these consolidated financial statements.

COURTSIDE GROUP, INC.

Consolidated Statements of Operations

(In thousands, except share and per share amounts)

	Year Ended March 31, 2023	Year Ended March 31, 2022

Revenue:	$34,645	$32,348

Operating expenses:
Cost of sales	27,579	26,271
Sales and marketing	5,174	5,155
Product development	312	251
General and administrative	3,316	4,871
Amortization of intangible assets	99	502
Total operating expenses	36,480	37,050
Loss from operations	(1,835)	(4,702)

Other income (expense):
Interest expense, net	(4,674)	(5)
Change in fair value of derivatives	(459)	-
Forgiveness of PPP loans -		1,103
Other expense	1	-
Total other income (expense), net	(5,132)	1,098

Loss before provision for income taxes	(6,967)	(3,604)

Provision for income taxes	-	-
Net loss	$(6,967)	$(3,604)

Net loss per share – basic and diluted	$(0.06)	$(0.02)
Weighted average common shares – basic and diluted	110,816,207	147,984,230

The accompanying notes are an integral part of these consolidated financial statements.

COURTSIDE GROUP, INC.

Consolidated Statements of Stockholders’ Equity

(In thousands, except share and per share amounts)

	Common Stock		Additional Paid in	Accumulated	Total Stockholder’s
	Shares	Amount	Capital	Deficit	Equity
Balance as of April 1, 2021	147,984,230	$-	$16,258	$(2,095)	$14,163
Stock-based compensation	-	-	2,526	-	2,526
Net loss	-	-	-	(3,604)	(3,604)
Balance as of March 31, 2022	147,984,230	$-	$18,784	$(5,699)	$13,085
Stock-based compensation	-	-	1,001	-	1,001
Cancellation of common stock	(127,984,230)	-	-	-	-
Net loss	-	-	-	(6,967)	(6,967)
Balance as of March 31, 2023	20,000,000	$-	$19,785	$(12,666)	$7,119

The accompanying notes are an integral part of these consolidated financial statements.

COURTSIDE GROUP, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended March 31, 2023	Year Ended March 31, 2022
Cash Flows from Operating Activities:
Net loss	$(6,967)	$(3,604)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	323	634
Stock-based compensation	1,001	2,526
Amortization of debt discount	4,081	-
Change in fair value of bifurcated embedded derivatives	459	-
Forgiveness of PPP Loans	-	(1,103)
Provision for doubtful accounts	85	62
Changes in operating assets and liabilities:
Accounts receivable	1,034	(4,068)
Prepaid expenses and other current assets	(462)	(253)
Related party receivable/payables	(4,157)	1,979
Accounts payable and accrued liabilities	(94)	1,839
Net cash used in operating activities	(4,698)	(1,988)

Cash Flows from Investing Activities:
Purchases of property and equipment	(219)	(283)
Net cash used in investing activities	(219)	(283)

Cash Flows from Financing Activities:
Proceeds from bridge loan	7,376	-
Net cash provided by financing activities	7,376	-

Net change in cash and cash equivalents	2,459	(2,271)
Cash and cash equivalents, beginning of year	1,103	3,374
Cash and cash equivalents, end of year	$3,562	$1,103

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Fair value of warrant and derivative liability issued with debt instrument	$4,308	$-

The accompanying notes are an integral part of these consolidated financial statements.

COURTSIDE GROUP, INC.

Notes to the Consolidated Financial Statements

for the Years Ended March 31, 2023 and 2022

Note 1 — Organization and Basis of Presentation

Organization

Courtside Group, Inc. (“we,” “us,” “our,” the “Company” or “PodcastOne”) is a Delaware corporation headquartered in Beverly Hills, California and is doing business as PodcastOne. The Company is a leading podcast platform and publisher that makes its content available to audiences via all podcasting distribution platforms, including its website (www.podcastone.com), its PodcastOne app, Apple Podcasts, Spotify, Amazon Music and more.

The Company was incorporated in the State of Delaware on February 25, 2014, and is currently a wholly owned subsidiary of LiveOne, Inc. (“LiveOne”). On July 1, 2020, LiveOne through its wholly owned subsidiary, LiveXLive PodcastOne, Inc., acquired the Company (see Note 3 – Business Combination). The Company has two wholly owned subsidiaries, Courtside, LLC, a Delaware limited liability company, and PodcastOne Sales, LLC, a California limited liability company (“PodcastOne Sales”).

Basis of Presentation

The results of operations and financial position of the Company are consolidated with LiveOne’s financial statements and that these financial statements have been derived as if the Company had operated on a standalone basis during the years ended March 31, 2023 and 2022. The amounts recorded for related party transactions with LiveOne may not be considered arm’s length transactions and therefore, the financial statements may not necessarily reflect the Company’s results of operations, financial position and cash flows had the Company engaged in such transactions with an unrelated third party during the years ended March 31, 2023 and 2022. Accordingly, the Company’s historical financial information is not necessarily indicative of what the Company’s results of operations, financial position and cash flows will be in the future, if and when the Company contracts at arm’s length with unrelated third parties for services they receive from LiveOne.

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the ASC and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Going Concern and Liquidity

The Company’s financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

The Company’s principal sources of liquidity have historically been its debt issuances and its cash and cash equivalents (which cash, cash equivalents amounted to $3.5 million as of March 31, 2023). The Company has an accumulated deficit of $12.7 million and had a working capital deficiency of $9.7 million as of March 31, 2023. As of June 29, 2023, we have not yet consummated the Direct Listing (as defined below) and accordingly, as required by the notice from the holders of the Bridge Notes (other than LiveOne), we redeemed (i) $1,000,000 of the outstanding Bridge Notes (other than the Bridge Notes issued to LiveOne) on April 7, 2023, (ii) an additional $1,000,000 of the outstanding Bridge Notes (other than the Bridge Notes issued to LiveOne) on May 13, 2023, and (iii) an additional $1,000,000 of the outstanding Bridge Notes (other than the Bridge Notes issued to LiveOne) on June 3, 2023. As a result it may be necessary for the Company to maintain cash balances to support the consolidated minimum requirement and use our available cash to redeem the applicable portion of the Bridge Notes, thus impacting cash available to support our liquidity in the future. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date that these financial statements are filed. The Company’s consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company is looking for additional financing sources to attempt to secure additional interim financing by end of July 2023 after the completion of the Company’s planned listing on a national exchange, which financing is needed to continue the Company’s operations as currently being conducted and satisfy the Company’s obligations, unless such financing is provided by LiveOne, if at all. In the absence of additional sources of liquidity, management anticipates that existing cash resources will not be sufficient to meet current operating and liquidity needs beyond June 2024. There is no assurance that management will be able to obtain additional liquidity or be successful in raising additional funds or that such required funds, if available, or that LiveOne will provide any financing to the Company, if at all, or that any such financing will be available on attractive terms or that it will not have a significant dilutive effect on the Company’s existing stockholders. In addition, management is unable to determine at this time whether any of these potential sources of liquidity will be adequate to support the Company’s future business operations. While we do not currently anticipate delays or hindrances to our current business operations and initiatives schedule due to liquidity constraints, without additional funding the Company may not be able to continue its current level of business operations in the future. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business.

Principles of Consolidation

The financial statements include the accounts of the Company and its wholly owned subsidiaries. Acquisitions are included in the Company’s consolidated financial statements from the date of the acquisition. The Company uses purchase accounting for its acquisitions, which results in all assets and liabilities of acquired businesses being recorded at their estimated fair values on the acquisition dates. All intercompany balances and transactions have been eliminated in consolidation.

Note 2 — Summary of Significant Accounting Policies

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. The global impact of the COVID-19 pandemic has had a negative effect on the global economy, disrupting the financial markets creating increasing volatility and overall uncertainty. The Company began to experience modest adverse impacts of the COVID-19 pandemic in the fourth quarter of fiscal year ended March 31, 2020 and which became more adverse throughout the fiscal year ended March 31, 2021 and up to the third quarter of fiscal year ended March 31, 2022. Although the impact has subsided, the Company continued experiencing modest adverse impacts throughout the fiscal year ended March 31, 2023. During the fiscal year ended March 31, 2021, the Company enacted several initiatives to counteract these near-term challenges, including salary reductions and obtaining a Paycheck Protection Program (“PPP”) loan (see Note 7 - Notes Payable).

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include revenue, allowance for doubtful accounts, the assigned value of acquired assets and assumed and contingent liabilities associated with business combinations and the related purchase price allocation, useful lives and impairment of property and equipment, intangible assets, goodwill and other assets. Actual results could differ materially from those estimates. On an ongoing basis, the Company evaluates its estimates compared to historical experience and trends, which form the basis for making judgments about the carrying value of assets and liabilities. Given the overall uncertainty surrounding the COVID-19 pandemic, there is a reasonable possibility that actual results could differ from those estimates and such differences could be material to the financial position and results of operations, specifically in assessing when the collectability of revenue related consideration is probable, and the impairment assessment of goodwill, indefinite lived assets or long-lived assets that are depreciated or amortized.

Revenue Recognition Policy

The Company accounts for a contract with a customer when an approved contract exists, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and the collectability of substantially all of the consideration is probable. Revenue is recognized when the Company satisfies its obligation by transferring control of the goods or services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company uses the expected value method to estimate the value of variable consideration on advertising contracts to include in the transaction price and reflect changes to such estimates in periods in which they occur. Variable consideration for these services is allocated to and recognized over the related time period such advertising services are rendered as the amounts reflect the consideration the Company is entitled to and relate specifically to the Company’s efforts to satisfy its performance obligation. The amount of variable consideration included in revenue is limited to the extent that it is probable that the amount will not be subject to significant reversal when the uncertainty associated with the variable consideration is subsequently resolved.

Practical Expedients

The Company elected the practical expedient and recognized the incremental costs of obtaining a contract, if any, as an expense when incurred if the amortization period of the asset that would have been recognized is one year or less.

Gross Versus Net Revenue Recognition

The Company reports revenue on a gross basis for all advertising contracts based on management’s assessment of whether the Company acts as a principal or agent in the transaction and is evaluated on a transaction-by-transaction basis. To the extent the Company acts as the principal, revenue is reported on a gross basis net of any sales tax from customers, when applicable, and gross of revenue sharing expenses owed to the content creators. The determination of whether the Company acts as a principal or an agent in a transaction is based on an evaluation of whether the Company controls the good or service prior to transfer to the customer. The gross amount of revenue recognized is equal to the amounts received from our customer, gross of revenue sharing expenses owed to the content creators.

Advertising Revenue

Advertising revenue primarily consist of revenues generated from the sale of audio, video, and display advertising space to third-party advertising exchanges. Revenues are recognized based on delivery of impressions over the contract period to the third-party exchanges, either when an ad is placed for listening or viewing by a visitor or when the visitor “clicks through” on the advertisement. The advertising exchange companies report the variable advertising revenue performed on a monthly basis which represents the Company’s efforts to satisfy the performance obligation. The Company earns advertising revenues primarily for fees earned from advertisement placement purchased by the customer during the time the podcast is delivered to the viewing audience, under the terms and conditions as set forth in the applicable podcasting agreement calculated using impressions.

From time to time the Company enters into barter transactions involving advertising provided in exchange for goods and services. Revenue from barter transactions is recognized based on delivery of impressions and in the same manner as described above. Services received are charged to expense when received or utilized. If services are received prior to the delivery of impressions, a liability is recorded. If delivery of impressions has occurred before the receipt of goods or services, a receivable is recorded. Barter revenue for the years ended March 31, 2023 and 2022 was $8.3 million and $4.3 million, respectively.

Cost of Sales

Cost of sales consists of direct costs comprised of revenue sharing expenses owed to content creators and commissions.

Sales and Marketing

Sales and Marketing include the direct and indirect costs related to the Company’s event advertising and marketing. Additionally, sales and marketing include merchandising advertising and royalty costs. Advertising expenses to promote the Company’s services are expensed as incurred. Advertising expenses included in sales and marketing expense were $0.2 million and $0.2 million for the years ended March 31, 2023 and 2022, respectively.

Allocation of Costs

The Company’s consolidated financial statements include an allocation of costs that have been incurred by LiveOne on the Company’s behalf. Such expenses incurred include, but are not limited to, salaries, benefits, share-based compensation expense, insurance, accounting, tax and legal services. Such expenses were allocated to the Company based upon certain assumptions and estimates that were made in order to allocate a reasonable share of such expenses to the Company, so that the Company’s consolidated financial statements reflect substantially all costs of doing business. The authoritative guidance to allocate such costs is set forth in Staff Accounting Bulletin, or SAB Topic 1-B “Allocations of Expenses and Related Disclosures in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.”

Had the Company been operating on a stand-alone basis, the cost allocated would not be materially different for the years ended March 31, 2023 and 2022, respectively.

Product Development

Product development costs not capitalized are primarily expenses for research and development, product and content development activities, including internal software development and improvement costs which have not been capitalized by the Company.

Stock-Based Compensation

Stock-based compensation is allocated to the Company from its parent LiveOne based on the amount of stock-based compensation granted to employees of the Company in the form of stock-based compensation of LiveOne in accordance with SAB Topic 1-B “Allocations of Expenses and Related Disclosures in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.”

LiveOne measures stock-based compensation cost at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period, on an accelerated basis. LiveOne accounts for awards with graded vesting as if each vesting tranche is valued as a separate award. LiveOne uses the Black-Scholes-Merton option pricing model to determine the grant date fair value of stock options. This model requires LiveOne to estimate the expected volatility and the expected term of the stock options which are highly complex and subjective variables. The variables take into consideration, among other things, actual and projected employee stock option exercise behavior. LiveOne uses a predicted volatility of its stock price during the expected life of the options that is based on the historical performance of LiveOne’s stock price as well as including an estimate using guideline companies. The expected term is computed using the simplified method as LiveOne’s best estimate given its lack of actual exercise history. LiveOne has selected a risk-free rate based on the implied yield available on U.S. Treasury securities with a maturity equivalent to the expected term of the option. Management believes that the fair value of the stock options is more reliably measured than the fair value of the services received. Compensation expense resulting from granted restricted stock units and restricted stock awards is measured at fair value on the date of grant and is recognized as share-based compensation expense over the applicable vesting period. Stock-based awards are comprised principally of stock options, restricted stock, restricted stock units (“RSUs”), and restricted stock awards (“RSAs”). Forfeitures are recognized as incurred. LiveOne records the fair value of these equity-based awards and expense at their cost ratably over related vesting periods.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Company’s consolidated statements of operations in the period that includes the enactment date.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted-average number of common shares and the dilutive effect of contingent shares outstanding during the period. Potentially dilutive contingent shares consist of stock options issued to employees, directors, vendors and consultants, restricted stock units, and convertible notes would be excluded from the diluted earnings per share calculation because their effect is anti-dilutive.

Basic earnings per share is calculated using our weighted-average outstanding common shares. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method. In periods when we have a net loss, stock awards are excluded from our calculation of earnings per share as their inclusion would have an antidilutive effect.

Business Combinations

The Company accounts for its business combinations using the acquisition method of accounting where the purchase consideration is allocated to the underlying net tangible and intangible assets acquired, based on their respective fair values. The excess of the purchase consideration over the estimated fair values of the net assets acquired is recorded as goodwill. Identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree are recognized and measured as of the acquisition date at fair value. Additionally, any contingent consideration is recorded at fair value on the acquisition date and classified as a liability. Goodwill is recognized to the extent by which the aggregate of the acquisition-date fair value of the consideration transferred and any noncontrolling interest in the acquiree exceeds the recognized basis of the identifiable assets acquired, net of assumed liabilities. Determining the fair value of assets acquired, liabilities assumed and noncontrolling interests requires management’s judgment and often involves the use of significant estimates and assumptions, including, but not limited to, the selection of appropriate valuation methodology, projected revenue, expenses and cash flows, weighted average cost of capital, discount rates, estimates of customer turnover rates, estimates of terminal values, and royalty rates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities, when purchased, of three months or less.

The following table provides amounts included in cash and cash equivalents presented in the Company’s consolidated statements of cash flows for the years ended March 31, 2023 and 2022 (in thousands):

	March 31, 2023	March 31, 2022
Total cash and cash equivalents	$3,562	$1,103

Allowance for Doubtful Accounts

The Company evaluates the collectability of its accounts receivable based on a combination of factors. Generally, it records specific reserves to reduce the amounts recorded to what it believes will be collected when a customer’s account ages beyond typical collection patterns, or the Company becomes aware of a customer’s inability to meet its financial obligations.

The Company believes that the credit risk with respect to trade receivables is limited due to the large and established nature of its largest customers. At March 31, 2023, the Company had one customer that made up 83% of the total accounts receivable balance. At March 31, 2022, the Company had one customer that made up 33% of the total accounts receivable balance.

The Company’s accounts receivable at March 31, 2023 and 2022 are as follows (in thousands):

	March 31,	March 31,
	2023	2022
Accounts receivable, gross	$7,061	$8,094
Less: Allowance for doubtful accounts	(186)	(99)
Accounts receivable, net	$6,876	$7,995

Related Party Receivable and Payables

LiveOne has historically maintained a lending relationship with the Company in order to supplement the Company’s working capital needs. As of March 31, 2023, the net receivable was $1.5 million as a result of cash being transferred to LiveOne as a result of the $8.8 million Bridge Loan proceeds. LiveOne and the Company do not charge interest on these borrowings.

Property and Equipment

Property and equipment are recorded at cost. Costs of improvements that extend the economic life or improve service potential are also capitalized. Capitalized costs are depreciated over their estimated useful lives. Costs for normal repairs and maintenance are expensed as incurred. The Company capitalizes certain costs related to the development of its platform and other software applications for internal use. In accordance with authoritative guidance, the Company begins to capitalize its costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. The Company stops capitalizing these costs when the software is substantially complete and ready for its intended use, including the completion of all significant testing. These costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three years. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditure will result in additional functionality and expense costs incurred for maintenance and minor upgrades and enhancements. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded within product development expenses in the Company’s consolidated statements of operations.

Depreciation is recorded using the straight-line method over the assets’ estimated useful lives, which are generally as follows: computer, machinery, and software equipment (3 to 5 years), furniture and fixtures (3 to 5 years), leasehold improvements are depreciated over the shorter of the estimated useful life or the lease term and capitalized software (3 years).

The Company evaluates the carrying value of its property and equipment if there are indicators of potential impairment. If there are indicators of potential impairment, the Company performs an analysis to determine the recoverability of the asset group carrying value by comparing the expected undiscounted future cash flows to the net book value of the asset group. If it is determined that the expected undiscounted future cash flows are less than the net book value of the asset group, the excess of the net book value over the estimated fair value is recorded in the Company’s consolidated statements of operations. Fair value is generally estimated using valuation techniques that consider the discounted cash flows of the asset group using discount and capitalization rates deemed reasonable for the type of assets, as well as prevailing market conditions, appraisals, recent similar transactions in the market and, if appropriate and available, current estimated net sales proceeds from pending offers.

Goodwill and Indefinite-Lived Assets

Goodwill represents the excess of the purchase consideration over the fair value of the net tangible and identifiable intangible assets acquired in a business combination and is carried at cost. Acquired trademarks and trade names are assessed as indefinite lived assets if there are no foreseeable limits on the periods of time over which they are expected to contribute cash flows. Goodwill and indefinite-lived assets are not amortized, but are subject to an annual impairment testing, as well as between annual tests when events or circumstances indicate that the carrying value may not be recoverable. We perform our annual impairment testing at January 1 of each year.

The Company’s annual goodwill impairment test is performed at the reporting unit level. The Company generally tests goodwill for possible impairment by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If a qualitative assessment is not used, or if the qualitative assessment is not conclusive, a quantitative impairment test is performed. If a quantitative test is performed, the Company determines the fair value of the related reporting unit and compares this value to the recorded net assets of the reporting unit, including goodwill. The fair value of the Company’s reporting unit is determined using a market approach based on quoted prices in active markets. In the event the recorded net assets of the reporting unit exceed the estimated fair value of such assets, an impairment charge is recorded. Based on the Company’s annual impairment assessment, no impairments of goodwill were identified during the years ended March 31, 2023 and 2022, respectively.

Estimations and assumptions regarding, future performance, results of the Company’s operations and comparability of its market capitalization and net book value will be used.

Intangible Assets with Finite Useful Lives

The Company has certain finite-lived intangible assets that were initially recorded at their fair value at the time of acquisition. These intangible assets consist of Intellectual Property and Content Creator Relationships resulting from business combinations. Intangible assets with finite useful lives are amortized using the straight-line method over their respective estimated useful lives, which are generally as follows: Brand and Trade Names (10 years), Customer, Content Creator (2 years).

The Company reviews all finite lived intangible assets for impairment when circumstances indicate that their carrying values may not be recoverable. If the carrying value of an asset group is not recoverable, the Company recognizes an impairment loss for the excess carrying value over the fair value in its consolidated statements of operations. In our assessment for potential impairment we identified triggering events due to the events resulting from the global COVID-19 pandemic which caused an overall advertising spend decrease from our advertising partners. No impairment losses have been recorded during the years ended March 31, 2023 and 2022, respectively. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown, which may impair the Company’s asset values, including intangible assets.

Fair Value Measurements – Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (i.e., an exit price). The Company uses the three-level valuation hierarchy for classification of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect the Company’s own assumptions about the data market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized below:

Level 1	Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

Level 3	Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The classification of assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement in its entirety. Proper classification of fair value measurements within the valuation hierarchy is considered each reporting period. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared. The derivative liabilities are recognized at fair value on a recurring basis at March 31, 2023 and are Level 3 measurements. There have been no transfers between levels.

Notes Payable – Paycheck Protection Program (“PPP”) Loans

In response to the COVID-19 pandemic, the PPP was established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and administered by the U.S. Small Business Administration (“SBA”). Companies who met the eligibility requirements set forth by the PPP could qualify for PPP loans provided by local lenders, which supports payroll, rent and utility expenses (“qualified expenses”). If the loan proceeds are fully utilized to pay qualified expenses over the covered period, as further defined by the PPP, the full principal amount of the PPP loan may qualify for loan forgiveness, subject to potential reduction based on the level of full-time employees maintained by the organization during the covered period as compared to a baseline period. During the year ended March 31, 2022, the Company received confirmation from the SBA that $1.1 million in PPP loans (see Note 7 – Notes Payable) was forgiven.

As the loans were forgiven and the Company was released from being the primary obligor, the Company recognized income in the amount forgiven in accordance with ASC 470-20. The Company recognized a gain on forgiveness of the PPP loans of $1.1 million during the year ended March 31, 2022, and is included in total other expense, net in the accompanying consolidated statements of operations.

Concentration of Credit Risk

The Company maintains cash balances at commercial banks. Cash balances commonly exceed the $250,000 amount insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts, and management believes that the Company is not exposed to any significant credit risk with respect to such cash and cash equivalents.

Debt with Warrants

In accordance with ASC Topic 470-20-25, when the Company issues debt with warrants, the Company treats the fair value of the warrants as a debt discount, recorded as a contra-liability against the debt, and amortizes the balance over the life of the underlying debt as amortization of debt discount expense in the consolidated statements of operations using the straight-line method. The offset to the contra-liability is recorded as either equity or liability in the Company’s consolidated balance sheets depending on the accounting treatment of the warrants. If the debt is retired early, the associated debt discount is then recognized immediately as amortization of debt discount expense in the consolidated statements of operations.

Convertible Debt – Derivative Treatment

When the Company issues debt with a conversion feature, we must first assess whether the conversion feature meets the requirements to be treated as a derivative, as follows: (a) one or more underlyings, typically the price of our common stock; (b) one or more notional amounts or payment provisions or both, generally the number of shares upon conversion; (c) no initial net investment, which typically excludes the amount borrowed; and (d) net settlement provisions, which in the case of convertible debt generally means the stock received upon conversion can be readily sold for cash. An embedded equity-linked component that meets the definition of a derivative does not have to be separated from the host instrument if the component qualifies for the scope exception for certain contracts involving an issuer’s own equity. The scope exception applies if the contract is both (a) indexed to its own stock; and (b) classified in stockholders’ equity in its balance sheet.

If the conversion feature within convertible debt meets the requirements to be treated as a derivative, we estimate the fair value of the convertible debt derivative using a Monte Carlo simulation model upon the date of issuance. If the fair value of the convertible debt derivative is higher than the face value of the convertible debt, the excess is immediately recognized as interest expense. Otherwise, the fair value of the convertible debt derivative is recorded as a liability with an offsetting amount recorded as a debt discount, which offsets the carrying amount of the debt. The derivative is revalued at the end of each reporting period and any change in fair value is recorded as a gain or loss in the statement of operations. The debt discount is amortized through interest expense over the life of the debt using the straight-line method.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in more timely recognition of credit losses. The guidance is effective for fiscal years beginning after December 15, 2022 for SEC filers that are eligible to be smaller reporting companies under the SEC’s definition, and interim periods within those fiscal years. The Company is currently evaluating the impact this guidance will have on the Company’s consolidated financial statements.

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40). The FASB issued this ASU to address issues identified as a result of the complexity associated with GAAP for certain financial instruments with characteristics of liabilities and equity. Complexity associated with the accounting is a significant contributing factor to numerous financial statement restatements and results in complexity for users attempting to understand the results of applying the current guidance. In addressing the complexity, the FASB focused on amending the guidance on convertible instruments and the guidance on the derivatives scope exception for contracts in an entity’s own equity. For convertible instruments, the FASB decided to reduce the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The FASB concluded that eliminating certain accounting models simplifies the accounting for convertible instruments, reduces complexity for preparers and practitioners, and improves the decision usefulness and relevance of the information provided to financial statement users. In addition to eliminating certain accounting models, the FASB also decided to enhance information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance on the basis of feedback from financial statement users. The FASB decided to amend the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. The FASB observed that the application of the derivatives scope exception guidance results in accounting for some contracts as derivatives while accounting for economically similar contracts as equity. The FASB also decided to improve and amend the related EPS guidance. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The FASB specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The FASB specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The FASB decided to allow entities to adopt the guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Company adopted ASU 2020-06 on April 1, 2022 on a prospective basis. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), to increase the transparency of government assistance for accounting for transactions with governments by applying a grant or contribution model by analogy to other accounting guidance (for example, a grant model within IAS 20, Accounting for Government Grants and Disclosure of Government Assistance), including the disclosure of (1) the types of assistance, (2) an entity’s accounting for the assistance, and (3) the effect of the assistance on an entity’s financial statements. Diversity currently exists in the recognition, measurement, presentation, and disclosure of government assistance received by business entities because of the lack of specific authoritative guidance in GAAP. The amendments in this ASU will provide comparable and transparent information to financial statement users. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. The Company adopted ASU 2021-10 on April 1, 2022 on a prospective basis. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the SEC did not or are not believed by management to have a material impact on the Company’s present or future consolidated financial statement presentation or disclosures.

Note 3 — Business Combination

On July 1, 2020, LiveOne’s wholly owned subsidiary, LiveXLive PodcastOne, Inc., acquired 100% of the equity interests of the Company for net consideration of $16.1 million consisting of 5,363,636 shares of LiveOne’s common stock with a fair value of $14.6 million, net of a 24% discount for lack of marketability described below, contingent consideration with a fair value of $1.1 million and an additional true-up of 203,249 shares of LiveOne’s common stock during the third quarter of fiscal year ended March 31, 2021 valued at $0.4 million, net of a 24% discount for lack of marketability described below, that was issued as part of the final purchase price consideration. The shares of LiveOne’s common stock were subject to a twelve-month lock-up period and remains subject to sales volume restrictions. In connection with the acquisition, the accounts of the Company were adjusted using the push down basis of accounting to recognize the allocation of the net assets acquired which was determined to be $16.1 million. In accordance with the push down basis of accounting, the Company’s net assets were adjusted to their fair values as of the date of the acquisition based upon an independent appraisal.

Contingent Consideration recorded on LiveOne’s books

If, during the period commencing after May 7, 2020 and ending on July 1, 2022, for five consecutive trading days the closing market price of LiveOne’s common stock exceeded $5.00 per share, an additional aggregate payment of $3.0 million in cash was to be paid to the sellers of PodcastOne in accordance with their respective pro rata percentage within five business days of the second anniversary of the closing date (July 1, 2022). The fair value of this contingent consideration liability on the closing date of July 1, 2020 was estimated at $1.1 million using a Monte Carlo simulation and the significant unobservable input included a credit yield of 21.9%. During the period from July 1, 2020 to March 2021, the closing price of LiveOne’s common stock exceeded $5.00 per share for the requisite five consecutive days, therefore the contingent liability was valued at $2.4 million and $3.0 million as of March 31, 2021 and 2022, respectively. As of March 31, 2021, the contingent consideration liability was discounted based on the effective market rate as the liability would not be settled until July 2022.

Goodwill resulted from the acquisition as it is intended to augment and diversify LiveOne’s revenue streams. The Company accounted for the acquisition as a business combination. As a result of the acquisition of the stock of PodcastOne, the goodwill is not deductible for tax purposes. The contingent consideration was not pushed down to the PodcastOne subsidiary at the time of the acquisition and for carve-out purposes as it was deemed an obligation of the Company’s parent, LiveOne. The net consideration for the acquisition of the equity interests of $16.1 million was recorded as a contribution by LiveOne to the Company in the Consolidated Statement of Stockholders’ Equity.

The following table summarizes the fair value of the assets acquired and liabilities assumed in the PodcastOne acquisition (in thousands):

Asset Type	Weighted Average Amortization Period (Years)	Fair Value
Cash and cash equivalents		$1,286
Accounts receivable		3,951
Prepaid expense and other assets		316
Property and equipment		119
Content creator relationships	1.6	772
Brand and trade names	10	1,010
Goodwill		12,041
Accounts payable and accrued liabilities		(2,934)
Deferred tax asset		972
Allowance for deferred tax asset		(972)
Note payable		(471)
Net assets acquired		$16,091

The fair value of the assets acquired includes accounts receivable of $4.0 million. The gross amount due under contracts is $4.2 million, of which $0.2 million is expected to be uncollectible. LiveOne did not acquire any other class of receivable as a result of the acquisition of PodcastOne.

As a result of the acquisition, LiveOne acquired 147,984,230 shares of the Company’s common stock and eliminated the historical equity balances of the predecessor company which consisted of a balance of $11.6 million in additional paid in capital and $9.4 million of accumulated deficit

Note 4 — Property and Equipment

The Company’s property and equipment at March 31, 2023 and 2022 was as follows (in thousands):

	March 31,	March 31,
	2023	2022
Property and equipment, net
Computer, machinery, and software equipment	$113	$109
Furniture and fixtures	14	14
Leasehold improvements	24	24
Capitalized internally developed software	559	343
Total property and equipment	710	490
Less accumulated depreciation and amortization	(468)	(243)
Total property and equipment, net	$242	$247

Depreciation expense was $0.2 million and $0.1 million for the years ended March 31, 2023 and 2022, respectively.

Note 5 — Goodwill and Intangible Assets

Goodwill

The Company currently has one reporting unit. The following table presents the changes in the carrying amount of goodwill for the year ended March 31, 2023 (in thousands):

Goodwill
Balance as of March 31, 2022	$12,041
Acquisitions	-
Balance as of March 31, 2023	$12,041

Finite-Lived Intangible Assets

The Company’s finite-lived intangible assets were as follows as of March 31, 2023 (in thousands):

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Content creator relationships	$772	$772	$-
Brand and trade names	1,010	278	732
Total	$1,782	$1,050	$732

The Company’s finite-lived intangible assets were as follows as of March 31, 2022 (in thousands):

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Content creator relationships	$772	$772	$-
Brand and trade names	1,010	179	831
Total	$1,782	$951	$831

The Company’s amortization expense on its finite-lived intangible assets was $0.1 million and $0.5 million for the years ended March 31, 2023 and 2022, respectively.

The Company expects to record amortization of intangible assets for fiscal years ending March 31, 2024 and future fiscal years as follows (in thousands):

For Years Ending March 31,
2024	$101
2025	101
2026	101
2027	101
2028	101
Thereafter	227
$732

Note 6 — Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at March 31, 2023 and 2022 were as follows (in thousands):

	March,	March 31,
	2023	2022
Accounts payable	$1,541	$2,453
Accrued revenue share	3,039	3,391
Other accrued liabilities	2.318	1,554
	$6,898	$6,998

Accrued revenue share can be attributed to monies owed to content creators who contribute their podcast or other media content for the Company to sell to consumers. The Company accrues a liability based on the percentage of revenue owed to each content creator at the time of sale.

Note 7 — Notes Payable

On July 1, 2020, LiveOne acquired the Company, which had previously obtained a PPP loan with a balance of $0.5 million as of March 31, 2021. In May 2021, the Company received confirmation from the SBA that the entire balance of such PPP loan was forgiven as a result of the Company’s application and acceptance under the terms of the CARES Act.

On March 20, 2021, the Company received proceeds of $0.6 million from a second loan (the “Second PPP Loan”) under the PPP of the CARES Act, which the Company intended to use to retain employees and for other qualifying expenses. The Second PPP Loan matures on March 20, 2026 and bears annual interest at a rate of 1.0%. In March 2022, the Company received confirmation from the SBA that the entire balance of the Second PPP Loan was forgiven as a result of the Company’s application and acceptance under the terms of the CARES Act.

During the year ended March 31, 2022, the Company recorded a gain in other income of $1.1 million.

Note 8 — Bridge Loan

Private Placement

On July 15, 2022 (the “Closing Date”), the Company completed a private placement offering (the “PC1 Bridge Loan”) of its unsecured convertible notes with an original issue discount of 10% (the “OID”) in the aggregate principal amount of $8.8 million (the “PC1 Notes”) to certain accredited investors and institutional investors (collectively, the “Purchasers”), for cash proceeds of $7.4 million, net of placement agent fees of $0.7 million, pursuant to the Subscription Agreements entered into with the Purchasers (the “Subscription Agreements”). In connection with the sale of the PC1 Notes, the Purchasers received warrants (the “PC1 Warrants”) to purchase a number of shares (the “PC1 Warrant Shares”) of the Company’s common stock. The PC1 Notes mature on July 15, 2023, subject to a one-time three-month extension at the Company’s election (the “Maturity Date”). The PC1 Notes bear interest at a rate of 10% per annum payable on maturity. The PC1 Notes shall automatically convert into the securities of the Company sold in a Qualified Financing (an initial public offering of the Company’s securities from which the Company’s trading market at the closing of such offering is a national securities exchange) or Qualified Event (a direct listing of the Company’s securities on a national securities exchange (the “Direct Listing”)), as applicable, upon the closing of a Qualified Financing or Qualified Event, as applicable, at a price per share equal to the lesser of (i) the price equal to $60.0 million divided by the aggregate number of shares of the Company’s common stock outstanding immediately prior to the closing of a Qualified Financing or Qualified Event, as applicable (assuming full conversion or exercise of all convertible and exercisable securities of the Company then outstanding, subject to certain exceptions), and (ii) 70% of the offering price of the shares (or whole units, as applicable) in the Qualified Financing or 70% of the initial listing price of the shares on a national securities exchange in the Qualified Event, as applicable. Each holder of the PC1 Notes (other than LiveOne) may at such holder’s option require the Company to redeem up to 45% of the principal amount of such holder’s PC1 Notes (together with accrued interest thereon, but excluding the OID), in aggregate up to $3,000,000 for all of the PC1 Notes (other than those held by LiveOne), immediately prior to the completion of a Qualified Financing or a Qualified Event, as applicable, with such redemption to be made pro rata to the redeeming holders of the PC1 Notes (the “Optional Redemption”). Upon a Purchaser’s redemption of any PC1 Notes pursuant to the Optional Redemption right, then a portion of such Purchaser’s PC1 Warrants shall be forfeited and cancelled in accordance with the following formula: for each $0.001 million of the principal amount of the PC1 Notes redeemed, PC1 Warrants to purchase 100% of the Warrant Shares issued per $0.001 million of the principal amount of the PC1 Notes shall be immediately forfeited and cancelled.

LiveOne also agreed (i) not to effect a Qualified Financing or a Qualified Event, as applicable, unless immediately following such event LiveOne owns no less than 66% of the Company’s equity, unless in either case otherwise permitted by the written consent of the holders of the majority of the PC1 Notes (excluding LiveOne) (the “Majority Noteholders”) and LiveOne’s senior lender, as applicable, (ii) that until a Qualified Financing or a Qualified Event, as applicable, is consummated, LiveOne guaranteed the repayment of the PC1 Notes when due (other than the Bridge Notes issued to LiveOne) and any interest or other fees due thereunder, and (iii) that if the Company has not consummated a Qualified Financing or a Qualified Event, as applicable, by February 15, 2023, March 15, 2023 or April 15, 2023, as applicable, unless in either case permitted by the written consent of the Majority Noteholders, the Company shall be required to redeem $1,000,000 of the then outstanding PC1 Notes pro rata from the PC1 Notes holders (other than the PC1 Notes issued to LiveOne) by the tenth calendar day of each month immediately following such respective date, up to an aggregate redemption of $3,000,000 over the course of such three months, each of which shall be distributed to the holders of the PC1 Notes (other than LiveOne) on a prorated basis (the “Early Redemption”).

The Company further agreed to register the shares of its common stock issuable upon conversion of the PC1 Notes and exercise of the PC1 Warrants in connection with a Qualified Financing or a Qualified Event. If the Company did not file such registration statement on or prior to April 15, 2023, the Company was required to prepay $1,000,000 of the PC1 Notes pro rata to the PC1 Notes holders (other than LiveOne), and if the Company did not file such registration statement on or prior to July 15, 2023, the Company was required to prepay $2,000,000 of the PC1 Notes pro rata to the PC1 Notes holders (other than LiveOne) (the “Reg St Redemption”). The Company is not be required to redeem or repay more than a total of $3,000,000 of the principal amount of the PC1 Notes as a result of the Optional Redemption, the Early Redemption and/or the Reg St Redemption.

The Company also agreed (i) not to effect the Direct Listing or an initial public offering, as applicable, unless immediately following such event LiveOne owns no less than 66% of our equity, unless in either case otherwise permitted by the written consent of the holders of the majority of the Bridge Notes (excluding LiveOne) (the “Majority Noteholders”) and the senior lenders, as applicable, (ii) that until the Direct Listing or an initial public offering, as applicable, is consummated, LiveOne guaranteed the repayment of the Bridge Notes when due (other than the Bridge Notes issued to LiveOne) and any interest or other fees due thereunder, and (iii) that if we have not consummated the Direct Listing or an initial public offering, as applicable, by February 15, 2023, March 15, 2023 or April 15, 2023, unless in either case permitted by the written consent of the Majority Noteholders, the Company was required to redeem $1,000,000 of the then outstanding Bridge Notes (other than the Bridge Notes issued to LiveOne) by the tenth calendar day of each month immediately following such respective date, up to an aggregate redemption of $3,000,000 over the course of such three months, each of which shall be distributed to the holders of the Bridge Notes (other than LiveOne) on a prorated basis (the “Early Redemption”). As of May 5, 2023, we have not yet consummated the Direct Listing and accordingly, as required by the notice from the holders of the Bridge Notes (other than LiveOne), we redeemed (i) $1,000,000 of the outstanding Bridge Notes (other than the Bridge Notes issued to LiveOne) on April 7, 2023, (ii) an additional $1,000,000 of the outstanding Bridge Notes (other than the Bridge Notes issued to LiveOne) on May 13, 2023, and (iii) an additional $1,000,000 of the outstanding Bridge Notes (other than the Bridge Notes issued to LiveOne) on June 3, 2023. The Company is not required to redeem any additional Bridge Notes, other than at maturity, subject to the Bridge Notes automatically converting as described herein.

The Company further agreed to register the shares of its common stock issuable upon conversion of the Bridge Notes and exercise of the Bridge Warrants and the Placement Agent Warrants in connection with the Direct Listing or an initial public offering. If the Company did not file such registration statement on or prior to the date that is nine months after July 15, 2022, the Company was required to prepay $1,000,000 of the Bridge Notes pro rata to the Bridge Notes holders (other than LiveOne), and if the Company did not file such registration statement on or prior to the date that is 12 months after July 15, 2022, the Company was required to prepay $2,000,000 of the Bridge Notes pro rata to the Note holders (other than LiveOne) (the “Reg St Redemption”). The Company was not required to redeem or repay more than a total of $3,000,000 of the principal amount of the Bridge Notes as a result of the Optional Redemption, the Early Redemption and/or the Reg St Redemption.

On May 15, 2023, the United States Securities and Exchange Commission (the “SEC”) declared effective the Company’s Registration Statement on Form S-1, as amended (the “Registration Statement”), which registered for resale the shares of the Company’s common stock issuable upon conversion of the Bridge Notes and exercise of the Bridge Warrants and the Placement Agent Warrants and other shares in connection with the Company’s planned Direct Listing on Nasdaq.

Warrants

The PC1 Warrants are classified as liabilities as they represent an obligation to deliver a variable number of shares of the Company’s common stock in the future and are therefore required to be initially and subsequently measured at fair value each reporting period. The Company recorded a warrant liability in the amount of $2.6 million (and reduced the proceeds allocated to the PC1 Notes accordingly). The fair value of the PC1 Warrant liability is remeasured each reporting period using a Monte Carlo simulation model, and the change in fair value is recorded as an adjustment to the PC1 Warrant liability with the unrealized gains or losses reflected in other income (expense).

The fair value of the PC1 Warrants is measured in accordance with ASC 820 “Fair Value Measurement”, using “Monte Carlo simulation” modeling, incorporating the following inputs:

	March 31, 2023	July 15, 2022

Expected dividend yield	-%	-%
Expected stock-price volatility	71.50%	88.80%
Risk-free interest rate	4.86%	3.02%
Simulated share price	$2.64	$5.33
Exercise price	$2.64	$5.22

Total unrealized gains of $0.2 million for warrant liabilities accounted for as derivatives have been recorded in other expense for the nine months ended March 31, 2023 in the accompanying consolidated statements of operations.

Redemption Features

The Company determined that the redemption features associated with the PC1 Bridge Loan meet the accounting definition of an embedded derivative that must be separated from the PC1 Bridge Loan and initially and subsequently be reported as a liability (the “Redemption Liability”) and measured at fair value. The fair value of the Redemption Liability was determined using a Monte Carlo simulation model.

The fair value of the redemption features are measured in accordance with ASC 820 “Fair Value Measurement”, using “Monte Carlo simulation” modeling, incorporating the following inputs:

	March 31, 2023	July 15, 2022

Simulations	100,000	100,000
Expected stock-price volatility	71.50%	64.60%
Risk-free interest rate	3.59%	3.10%
Conversion price	$1.78	$5.22
Stock price	$2.64	$3.73

The fair value of the Redemption Liability of $1.7 million at July 15, 2022 was recorded as a derivative liability in the consolidated balance sheets. The fair value of the Redemption Liability at March 31, 2023 is $2.0 million. The $0.3 million change in the fair value of the Redemption Liability derivative is recorded as a loss and included in other expenses in the accompanying consolidated statements of operations at March 31, 2023.

The resulting discount from the OID, placement agent fees, PC1 Warrants, and embedded Redemption Liability derivative of $5.8 million is being amortized to interest expense through July 15, 2023, the expected term of the Bridge Loan, using the effective interest method. Interest expense resulting from the amortization of the discount for the year ended March 31, 2023 was $4.1 million.

Interest expense with respect to the PC1 Bridge Loan for the year was $0.6 million. There are no covenants associated with the PC1 Notes.

Note 9 — Related Party Transactions

As of March 31, 2023, the Company’s parent, LiveOne, holds $3.0 million of the outstanding PC1 Notes (not including the OID and interest).

During the years ended March 31, 2023 and 2022, the Company was allocated expenses by LiveOne attributed to the overhead expenses incurred on behalf of the Company. The amount allocated to the Company from LiveOne for the years ended March 31, 2023 and 2022, was $0.6 million and $1.5 million, respectively.

Effective as of July 1, 2020, LiveOne was deemed to have made a contribution of $15.0 million via shares of LiveOne’s common stock to the Company to acquire the Company.

As of March 31, 2023 and 2022, the Company had a related party payable owed to LiveOne of $2.3 million and $3.8 million, respectively which primarily consisted of expenses related to overhead expenses paid on behalf of the Company (See Note 2 – Summary of Significant Accounting Policies). As of March 31, 2023 and 2022, the Company had a related party receivable from LiveOne of $3.8 million and $1.2 million, respectively which primarily consisted of cash allocated to LiveOne.

During the years ended March 31, 2023 and 2022, the Company entered into a production agreement for a podcast and related show with an affiliate of Mr. Wachsberger, the Company’s director nominee and a director of LiveOne.

Note 10 — Commitments and Contingencies

Contractual Obligations

As of March 31, 2023, the Company is obligated under agreements with its content providers and other contractual obligations to make guaranteed payments as follows: $2.1 million for the fiscal year ending March 31, 2024.

On a quarterly basis, the Company records the greater of the cumulative actual content acquisition costs incurred or the cumulative minimum guarantee based on forecasted usage for the minimum guarantee period. The minimum guarantee period of time is the period that the minimum guarantee relates to, as specified in each agreement, which may be annual or a longer period. The cumulative minimum guarantee, based on forecasted usage, considers factors such as listening hours, revenue, members, and other terms of each agreement that impact the Company’s expected attainment or recoupment of the minimum guarantees based on the relative attribution method.

Legal Proceedings

From time to time, the Company is involved in legal proceedings and other matters arising in connection with the conduct of its business activities. Many of these proceedings may be at preliminary stages and/or seek an indeterminate amount of damages. In the opinion of management, after consultation with legal counsel, except as set forth below, such routine claims and lawsuits are not significant and we do not currently expect them to have a material adverse effect on our business, financial condition, results of operations, or liquidity.

On February 23, 2023, Cherri Bell filed a complaint in the Superior Court of the State of California, County of Los Angeles against the PodcastOne Sales, LiveOne and Mr. Kit Gray, the Company’s President. The complaint alleges several causes of action allegedly arising out of plaintiff’s employment with PodcastOne Sales, including claims for retaliation in violation of California Labor Code §1102.5, wrongful termination in violation of public policy and intentional infliction of emotional distress. Plaintiff is seeking damages, which shall be determined at trial, if any, plus interest, attorneys’ fees and costs and other such relief as the court may award. The defendants have denied plaintiffs’ claims, and the Company believes that the allegations are without merit and that the defendants have strong defenses. The Company intends to vigorously defend all defendants against any liability to the plaintiff. As of the date of this report, while the Company has assessed that the likelihood of a loss, if any, is not probable, the outcome of this lawsuit is inherently uncertain and the potential range of loss could have a material adverse effect on the Company’s business, financial condition and results of operations.

Parent Company Debt

The senior credit facility held by the Company’s parent, LiveOne, contains provisions that limit the Company’s operating activities, including covenant relating to the requirement to maintain a certain amount cash at LiveOne of $7.0 million (as maybe adjusted from time to time). If an event of default occurs and is continuing, the senior lender may among other things, terminate its obligations thereunder, accelerate its debt and require LiveOne and/or the Company to repay all amounts thereunder. For example, on October 13, 2022, a judgement was entered in favor of SoundExchange, Inc. (“SX”) against LiveOne and Slacker in the United States District Court Central District of California in the amount of approximately $9.8 million. In February 2023, the parties settled the dispute. LiveOne’s debt agreements with the provider of its senior credit facility contains a covenant that if a material adverse change occurs in its financial condition, or such lender reasonably believes the prospect of payment or performance of their loan is materially impaired, the lender at its option may immediately accelerate its debt and require LiveOne and the Company to repay all outstanding amounts owed thereunder. If for any reason LiveOne fails to comply with the terms of its settlement agreement with SX, its senior credit facility provider may declare an event of default and at its option may immediately accelerate its debt and require LiveOne and the Company to repay all outstanding amounts owed under the senior credit facility, which would materially adversely impact the Company’s business, operating results and financial condition.

Harvest Notes and Trinad Notes Exchange for Series A Preferred Stock

On February 3, 2023 (the “Effective Date”), LiveOne entered into an exchange agreement (collectively, the “Exchange Agreements”) with (i) Harvest Small Cap Partners Master, Ltd. (“HSCPM”) in regard to that certain 8.5% Senior Secured Convertible Note in the aggregate amount of $10,503,965 issued by the LiveOne on September 15, 2020, as amended on June 3, 2021 and July 6, 2022, to HSCPM (the “HSCPM Note”), (ii) Harvest Small Cap Partners, L.P. (“HSCP”) in regard to that certain 8.5% Senior Secured Convertible Note in the aggregate amount of $4,496,035 issued by LiveOne on September 15, 2020, as amended on June 3, 2021 and July 6, 2022, to HSCP (the “HSCP Note” and together with the HSCPM Note, the “Harvest Notes”); and (iii) Trinad Capital (and collectively with HSCPM and HSCP, the “Holders”) in regard to all promissory notes in the aggregate principal and interest amount of $6,177,218 issued by the Company to Trinad Capital (the “Trinad Notes” and collectively with the Harvest Notes, the “Notes”). Pursuant to the Exchange Agreements, the Holders exchanged the Notes, and with respect to Trinad Capital, together with interest, due and payable thereon, and relinquished any and all rights thereunder, for 21,177 shares of LiveOne’s newly designated and issued Series A Perpetual Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), with a stated value of $1,000 per share (the “Stated Value”), having the terms as set forth in LiveOne’s Certificate of Designation of Preferences, Rights and Limitations of Series A Perpetual Convertible Preferred Stock (the “Certificate of Designation”) filed by LiveOne on February 2, 2023 with the Secretary of State of the State of Delaware.  In addition, the Company agreed to issue 346,485 shares of its common stock to the Harvest Funds as part of the Exchange Agreements. As a result of the Notes exchange, the covenants in the Harvest Notes debt documents that formerly applied to LiveOne and the Company no longer apply.

Note 11 — Employee Benefit Plan

The Company’s parent LiveOne sponsors a 401(k) plan (the “401(k) Plan”) covering all of the Company’s employees. Employees are eligible to participate in the 401(k) Plan the first day of the calendar month following their date of hire. The Company may make discretionary matching contributions to the 401(k) Plan on behalf of its employees up to a maximum of 100% of the participant’s elective deferral up to a maximum of 5% of the employees’ annual compensation. The Company’s matching contributions were not material to the financial statements for the years ended March 31, 2023 and 2022, respectively.

Note 12 — Stockholders’ Equity

LiveOne 2016 Equity Incentive Plan

LiveOne’s board of directors and stockholders approved its 2016 Equity Incentive Plan, as amended (the “2016 Plan”) which reserved a total of 12,600,000 shares of LiveOne’s common stock for issuance. On September 17, 2020, LiveOne’s stockholders approved the amendment to the 2016 Plan to increase the number of shares available for issuance under the 2016 Plan by 5,000,000 shares increasing the total up to 17,600,000 shares, which increase was formally adopted by LiveOne on June 29, 2021. Incentive awards authorized under the 2016 Plan include, but are not limited to, nonqualified stock options, incentive stock options, restricted stock awards, restricted stock units, performance grants intended to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), and stock appreciation rights. If an incentive award granted under the 2016 Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to LiveOne in connection with the exercise of an incentive award, the shares subject to such award and the surrendered shares will become available for further awards under the 2016 Plan.

The Company’s employees were awarded options and restricted stock awards under the 2016 Plan, therefore an allocation of the share-based compensation was made to the Company from LiveOne. The Company recognized stock-based compensation expense of $1.0 million and $2.5 million during the years ended March 31, 2023 and 2022, respectively. The total tax benefit recognized related to share-based compensation expense was $0 for the years ended March 31, 2023 and 2022, respectively.

Options Grants to the Company’s Employees

Stock option awards are granted with an exercise price equal to the fair market value of LiveOne’s common stock at the date of grant based on the closing market price of its common stock as reported on The Nasdaq Capital Market. The option awards generally vest over two to four years and are exercisable any time after vesting. The stock options expire ten years after the date of grant.

As of March 31, 2023, unrecognized compensation costs for unvested awards to employees was $0.1 million, which is expected to be recognized over a weighted-average service period of 1.25 years.

The following table provides information about LiveOne’s option grants made to the Company’s employees during the last two fiscal years:

	Year ended March 31,
	2023	2022
Number of options granted	-	120,000
Weighted-average exercise price per share	$-	$0.92
Weighted-average grant date fair value per share	$-	$1.83

The grant date fair value of each of these option grants to employees was determined using the Black-Scholes-Merton option-pricing model with the following assumptions:

Year Ended March 31,
	2023	2022
Expected volatility	-%	77.36% - 84.98%
Dividend yield	-%	-%
Risk-free rate	-%	0.75% - 2.14%
Expected term (in years)	-	5.18 – 6.85

The following table summarizes the activity of LiveOne’s options issued to the Company’s employees during the years ended March 31, 2023 and 2022:

	Number of Shares	Weighted- Average Exercise Price per Share
Outstanding as of April 1, 2021	165,000	$4.10
Granted	120,000	1.34
Exercised	-	-
Forfeited or expired	-	-
Outstanding as of March 31, 2022	285,000	2.93
Granted
Exercised	-	-
Forfeited or expired	(45,000)	3.35
Outstanding as of March 31, 2023	240,000	2.84
Exercisable as of March 31, 2023	128,750	$2.65

The weighted-average remaining contractual term for options to employees outstanding and options to employees exercisable as of March 31, 2023 was 8.33 years and 8.38 years, respectively. The intrinsic value of options to employees outstanding and options to employees exercisable was none and none, respectively, at March 31, 2023 and 2022, respectively. The intrinsic value of options exercised was none and none, respectively, at March 31, 2023 and 2022.

The fair value of stock options outstanding and exercisable at March 31, 2023 was $0.7 million and $0.3 million, respectively. The fair value of stock options outstanding and exercisable at March 31, 2022 was $0.7 million and $0.2 million, respectively.

Restricted Stock Units Grants

As of March 31, 2023, unrecognized compensation costs for unvested awards to employees was $0.2 million, which is expected to be recognized over a weighted-average service period of 0.83 years.

The following table provides information about LiveOne’s restricted stock units grants made to the Company’s employees during the last two fiscal years:

	Year ended March 31,
	2023	2022
Number of units granted	265,000	500,000
Weighted-average grant date fair value per share	$1.10	$4.06

The following table summarizes the activity of LiveOne’s restricted stock units issued to the Company’s employees during the year ended March 31, 2023 and 2022:

Number of Shares
Outstanding as of April 1, 2021	200,000
Granted	500,000
Vested	(321,875)
Cancelled	-
Outstanding as of March 31, 2022	378,125
Granted	265,000
Vested	(375,000)
Cancelled	(5,625)
Outstanding as of March 31, 2023	262,500

The fair value of restricted stock units that vested during the years ended March 31, 2023 and 2022 was $1.3 million and $1.5 million, respectively.

PodcastOne 2022 Equity Plan

On December 15, 2022, the Company’s board of directors and LiveOne as the sole stockholder, through its wholly owned subsidiary, LiveXLive PodcastOne, Inc., approved the Company’s 2022 Equity Incentive Plan (the “2022 Plan”) which reserved a total of 2,000,000 shares of the Company’s common stock for issuance. Incentive awards authorized under the 2022 Plan include, but are not limited to, nonqualified stock options, incentive stock options, restricted stock awards, restricted stock units, performance grants intended to comply with Section 162(m) of the Code and stock appreciation rights. If an incentive award granted under the 2022 Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to the Company in connection with the exercise of an incentive award, the shares subject to such award and the surrendered shares will become available for further awards under the 2022 Plan. The Company has not issued any inventive awards under the 2022 Plan.

Authorized Common Stock and Authority to Create Preferred Stock

The Company has the authority to issue up to 200,000,000 shares, consisting of 200,000,000 shares of the Company’s common stock, $0.001 par value per share.

In connection with the anticipated spin-out of the Company as a separate publicly trading company (the “Spin-Out”), LiveOne, through its wholly owned subsidiary, LiveXLive PodcastOne, Inc., canceled 127,984,230 shares of the Company’s common stock owned by LiveOne. As of March 31, 2023, LiveXLive PodcastOne, Inc. owned 20,000,000 shares of the Company’s common stock, which constituted 100% of the Company’s issued and outstanding shares of common stock as of such date.

Pursuant to the Company’s Amended and Restated Certificate of Incorporation which was approved by the Company’s board of directors and LiveOne as the sole stockholder on December 15, 2022, and to be formally adopted upon effectiveness of the Spin-Out, the Company would have the authority to issue up to 110,000,000 shares, consisting of 100,000,000 shares of the Company’s common stock, $0.00001 par value per share, and 10,000,000 shares of the Company’s preferred stock, $0.00001 par value per share (the “preferred stock”).

The Company may issue shares of preferred stock from time to time in one or more series, each of which will have such distinctive designation or title as shall be determined by the Company’s board of directors and will have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue of such class or series of preferred stock as may be adopted from time to time by the Company’s board of directors.  The Company’s board of directors will have the power to increase or decrease the number of shares of preferred stock of any series after the issuance of shares of that series, but not below the number of shares of such series then outstanding.  In case the number of shares of any series shall be decreased, the shares constituting such decrease will resume the status of authorized but unissued shares of preferred stock.

While the Company does not currently have any plans for the issuance of preferred stock, the issuance of such preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until and unless the Company’s board of directors determines the specific rights of the holders of the preferred stock; however, these effects may include: restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, or delaying or preventing a change in control of the Company without further action by the stockholders.

Note 13 — Income Tax Provision

The Company’s income tax provision can be affected by many factors, including the overall level of pre-tax income, the mix of pre-tax income generated across the various jurisdictions in which the Company operates, changes in tax laws and regulations in those jurisdictions, changes in valuation allowances on its deferred tax assets, tax planning strategies available to the Company, and other discrete items.

The components of pretax loss and income tax (benefit) expense are as follows (in thousands):

	Year ended March 31, 2023	Year ended March 31, 2022
Loss before income taxes:
Domestic	$(6,749)	$(3,604)
Foreign	-	-
Total loss before income taxes	$(6,749)	$(3,604)
The provision (benefit) for income taxes consisted of the following:
Current
U.S. Federal	$-	$-
State	-	-
Foreign	-	-
Total Current	-	-

Deferred:
U.S. Federal	338	(873)
State	(1,423)	(6)
Foreign	-	-
Valuation allowance	1,085	879
Total Deferred	-	-
Total (benefit) provision for income taxes	$-	$-

The differences between income taxes expected at U.S. statutory income tax rates and the income tax provision are as follows (in thousands):

	Year ended March 31, 2023	Year ended March 31, 2022

Income taxes computed at Federal statutory rate	21.00%	21.00%
State income taxes	1.46%	0.14%
Nondeductible expenses	-13.46%	3.25%
Change in valuation allowance	-26.10%	-24.39%
Stock compensation	-4.61%	-%
Net operating loss	15.93%	-%
Other	5.78%	-%
Effective tax rate	$-%	$-%

At March 31, 2023, the Company had available federal and state net operating loss carryforwards to reduce future taxable income of approximately $9.9 million and $17.1 million, respectively. The federal and state net operating loss carryforwards begin to expire on various dates beginning in 2034. Of the $9.9 million of federal net operating loss carryforwards, $3.5 million was generated in tax years beginning before March 31, 2018 and is subject to the 20-year carryforward period (“pre-Tax Act losses”), the remaining $8.8 million can be carried forward indefinitely but is subject to the 80% taxable income limitation.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by the federal and state jurisdictions where applicable. There are currently no pending income tax examinations. The Company’s tax years for 2017 and forward are subject to examination by the federal tax authorities and tax years for 2014 and forward are subject to examination by California tax authorities due to the carryforward of unutilized net operating losses.

The Company’s policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of March 31, 2023 and 2022, the Company has not accrued interest or penalties related to uncertain tax positions.

Significant components of the Company’s deferred income tax assets and (liabilities) are as follows as of (in thousands):

	Year Ended March 31,
	2023	2022
Deferred tax assets:
Net operating loss carryforwards	$3,261	$2,664
Reserves and allowances	52	23
Stock based compensation	193	291
Accrued liabilities	110	63
Other	(149)	(445)
Net deferred tax assets	3,467	2,597
Valuation allowance	(3,467)	(2,597)
Net deferred tax asset	$-	$-

As the ultimate realization of the potential benefits of a portion of the Company’s deferred tax assets is considered unlikely by management, the Company has offset the deferred tax assets attributable to those potential benefits through valuation allowances. Accordingly, the Company did not recognize any benefit from income taxes in the accompanying consolidated statements of operations to offset its pre-tax losses. The valuation allowance against deferred tax assets is $3.5 million and $2.6 million for the years ended March 31, 2023 and 2022, respectively. The valuation allowance increased by $0.9 million for the year ended March 31, 2022.

Note 14 — Fair Value Measurements

The following table presents the fair value of the Company’s financial liabilities that are measured at fair value on a recurring basis (in thousands):

	March 31, 2023
	Fair	Hierarchy Level
	Value	Level 1	Level 2	Level 3
Liabilities:
Warrant liability on PodcastOne bridge loan	$2,817	$-	$-	$2,817
Bifurcated embedded derivative on PodcastOne bridge loan	1,950	-	-	1,950
	$4,767	$-	$-	$4,767

The following table presents a reconciliation of the Company’s financial liabilities that are measured at Level 3 within the fair value hierarchy (in thousands):

Amount
Balance at March 31, 2022	$-
Embedded derivative and warrant issued in connection with PodcastOne Bridge Loan	4,308
Change in fair value of bifurcated embedded derivatives, reported in earnings	459
Balance as of March 31, 2023	$4,767

Due to their short maturity, the carrying amounts of the Company’s accounts receivable, accounts payable and accrued expenses approximated their fair values as of March 31, 2023 and 2022, respectively.

The Company has estimated the fair value of contingent consideration related to the acquisitions of PodcastOne based on the number of shares issuable based on the achievement of certain provisions within the purchase agreement, as detailed in Note 3 – Business Combinations, using the quoted price of the LiveOne’s common stock on the balance sheet date.

Note 15 — Subsequent Events

As the Company did not consummate the Direct Listing by April 15, 2023, as required by the notice from the holders of the Bridge Notes (other than LiveOne), the Company redeemed (i) $1,000,000 of the outstanding Bridge Notes (other than the Bridge Notes issued to LiveOne) on April 7, 2023, (ii) an additional $1,000,000 of the outstanding Bridge Notes (other than the Bridge Notes issued to LiveOne) on May 13, 2023, and (iii) an additional $1,000,000 of the outstanding Bridge Notes (other than the Bridge Notes issued to LiveOne) on June 3, 2023. The Company is not required to redeem any additional Bridge Notes, other than at maturity, subject to the Bridge Notes automatically converting as described herein.

On June 7, 2023, the Company received a written notice from District 2 Capital Fund LP, in its capacity as a noteholder and noteholder agent for the Noteholders (as defined below) (the “Noteholders Agent”), that the Noteholder Agent alleges that an event of default has occurred with respect to those certain Subscription Agreements, dated as of July 15, 2022 (the “Subscription Agreements”), by and among the Company, LiveOne, in its capacity as guarantor of certain PodcastOne obligations thereunder, and the respective noteholders party thereto (the “Noteholders), and the related 10% Original Issue Discount Convertible Promissory Notes, dated as of July 15, 2022 (the “Notes”), made by the Company in favor of the Noteholders (the “Notice”). The Notice indicates that an event of default has occurred as a result of the Company not timely making the third redemption payment by June 3, 2023 under the terms of the Notes and the Subscription Agreements (the “Payment”), which payment the Notice states the Noteholders received on June 5, 2023, and provides that as a result the Noteholders Agent has declared all outstanding indebtedness represented by the Notes (other than LiveOne) to be immediately due and payable at the Mandatory Default Amount (as defined in the Notes), together with all reasonable out-of-pocket expenses of collection thereof, and that beginning from June 4, 2023, the outstanding principal amount of the Notes began accruing interest at a rate per annum equal to 16%, and demands for such payments to be immediately made in full to each Noteholder (other than LiveOne). As of June 29, 2023, the outstanding principal amount of the Notes, plus accrued interest (at the normal rate provided by the Notes), held by the Noteholders (other than LiveOne) is approximately $3.1 million. A description of the Subscription Agreements, the Notes and related agreements are contained elsewhere in this Annual Report and copies of such agreements are filed as exhibits to this Annual Report.

The Company and LiveOne strongly disagree with the claims in the Notice that an event of default has occurred and in good faith believe that an event of default has not occurred and assert that the Payment was timely made on June 3, 2023, that no event of default has occurred or is continuing, and consequently the demand for payment in the Notice is invalid. Accordingly the Company and LiveOne believe that no further payments are required to the Noteholders until the maturity of the Notes, subject to their earlier automatic conversion upon the closing of a Qualified Financing or Qualified Event. The Company and PodcastOne have invited the Noteholders Agent to immediately reconsider and to rescind its Notice and request for payment.

On June 20, 2023, LiveOne entered into a binding letter of intent to acquire Guru Fantasy Reports, Inc. (“Guru Reports”) for $3.5 million to be paid out in shares of common stock of PodcastOne, subject to standard and other closing conditions as set forth therein. If completed, the number of shares of common stock of PodcastOne will be based on a value of $8.00 per share.

EXHIBIT INDEX

Exhibit Number	Description

31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
32.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.
**	Furnished herewith.

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SIGNATURES

Under the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report was signed on behalf of the Registrant by the authorized person named below.

COURTSIDE GROUP, INC.

Date: June 29, 2023	By:	/s/ Kit Gray
	Name:	Kit Gray
	Title:	President
(Principal Executive Officer)

Date: June 29, 2023	By:	/s/ Aaron Sullivan
	Name:	Aaron Sullivan
	Title:	Interim Chief Financial Officer (Interim Principal Financial Officer and Interim Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Aaron Sullivan	Interim Chief Financial Officer	June 29, 2023
Aaron Sullivan	(Interim Principal Accounting Officer)

/s/ Robert S. Ellin	Executive Chairman and Director	June 29, 2023
Robert Ellin

/s/ James Berk	Director	June 29, 2023
James Berk

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